SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: June 30, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release
1.2	Risk Factor

Exhibit 1.1

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS SPECIAL COMMITTE CONCLUDES ITS INTERNAL INVESTIGATION; MR.

SHIH-JYE CHENG TO REMAIN AS CHAIRMAN AND CEO OF ChipMOS

Hsinchu, Taiwan, June 30, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS” or the “Company”) announced that the special committee (the “Special Committee”) formed by its board of directors in January 2006 to evaluate the circumstances surrounding the indictment (the “Indictment”) by the Taipei District Prosecutors’ Office (the “Prosecutor”) of Mr. Shih-Jye Cheng, chairman and chief executive officer of ChipMOS, alleging misuse of corporate funds in 2004 of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), a 69.8% owned subsidiary of ChipMOS, and ThaiLin Semiconductor Corp. (“ThaiLin”), a 34.1% owned subsidiary of ChipMOS Taiwan, in the form of investments in repurchase notes in violation of the laws of the Republic of China (the “ROC”), concluded its investigation and made its recommendations to the board of directors of ChipMOS on June 29, 2006.

The Special Committee, comprised of three of the Company’s independent directors, engaged Preston Gates & Ellis LLP as its independent international legal counsel, Baker & McKenzie as its independent ROC legal counsel and Diwan, Ernst & Young as its financial advisor to assist in its investigation. The Special Committee’s investigation focused on (1) the probability of conviction of Mr. Cheng for charges described in the Indictment, (2) whether the Indictment resulted in any pecuniary or other damage to the Company, (3) whether there were any internal control weaknesses related to the investments in repurchase notes within the Company and (4) whether the Company is required by applicable laws or Nasdaq Stock Market listing requirements to take any action in connection with the Indictment. The Special Committee did not attempt to independently determine whether Mr. Cheng had engaged in any wrongdoing in connection with the investments in repurchase notes (whether or not such wrongdoing would lead to conviction for charges under the Indictment).

Based upon the results of its investigation, in particular, that (1) Mr. Shih-Jye Cheng has declared himself not guilty of the charges described in the Indictment, (2) Baker & McKenzie, after reviewing the Indictment and the Prosecutor’s exhibits have found that the evidence produced by the Prosecutor seems to be inadequate and that there is a low probability of the charges in the Indictment being founded, (3) the financial advisor to the Special Committee have found that the Company suffered no loss (not taking into account exchange rate factors) and that all monies (capital and interest) were remitted back to the Company’s subsidiaries involved, (4) the Company has suffered no identifiable harm to its reputation or its business and (5) Mr. Cheng has not been impaired by the Indictment to perform as chairman and chief executive officer of ChipMOS, the Special Committee recommended that the board of the directors of ChipMOS maintains Mr. Cheng as chairman and chief executive officer of ChipMOS with full responsibilities. The Board of Directors unanimously (with Mr. Shih-Jye Cheng having recused himself) resolved to accept and adopt the Special Committee’s recommendation with regard to Mr. Shih-Jye Cheng.

The Board of Directors also resolved to continue the role of the Special Committee, during the ongoing criminal investigation of Mr. Shih-Jye Cheng by the relevant authorities in the ROC, to actively monitor any continued developments of the criminal investigation and take or recommend any appropriate action in light of such developments.

During its engagement by the Special Committee, Diwan, Ernst & Young identified certain internal control weaknesses that existed during the relevant period of the Special Committee’s investigation within ChipMOS Taiwan, ThaiLin and ChipMOS Logic TECHNOLOGIES INC. (which was merged into ThaiLin on December 1, 2005). These weaknesses were in areas related to segregation of duties and of corporate governance on investment authorizations, insufficiency of training for financial personnel in respect of derivative transactions, and non-compliance with the applicable ROC regulations. These identified internal control weakness, which could be material, have either been addressed previously or are the process of being remedied by the Company and its subsidiaries.

In light of the identification of these internal control weaknesses, the Special Committee recommended that the audit committee of the board of directors leads a special task force and reports to the board of the directors as to the effectiveness of the implementation of internal control over financial reporting, with an aim to enhance the Company’s financial personnel’s knowledge of derivative transactions. The Board of Directors unanimously resolved to accept and adopt the Special Committee’s recommendation in this regard.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Exhibit 1.2

The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.

Mr. Shih-Jye Cheng, our chairman and chief executive officer, was indicted by the Taipei District Prosecutor’s Office, or the Prosecutor, in December 2005. Based upon information released by the Prosecutor, the indictment, or the Indictment, alleges that Mr. Shih-Jye Cheng, as instructed by Mr. Hung-Chiu Hu, purchased repurchase notes on January 6, January 13, and January 28, 2004, respectively, from Founder Associates Limited, a British Virgin Islands Company, with an aggregate principal amount of approximately US$29 million, by using corporate funds from ChipMOS Taiwan and ThaiLin. The indictment further alleges that these repurchase notes were used as a cover to misuse the corporate funds of Mosel and its affiliated entities, including ChipMOS Taiwan and ThaiLin, in violation of ROC law. In addition, the indictment alleged that Mr. Hung-Chiu Hu and others were engaged in the insider trading of the securities of Mosel in violation of ROC law, while none of the current officers at ChipMOS Taiwan or ThaiLin was indicated in this regard.

On January 5, 2006, our board established a special committee, or the Special Committee, solely comprised of Messrs. Yeong-Her Wang, Rong Hsu and Pierre Laflamme, three of the Company’s independent directors, to evaluate the circumstances surrounding the Indictment of Mr. Shih-Jye Cheng. The Special Committee engaged Preston Gates & Ellis LLP as its independent international legal counsel, Baker & McKenzie as its independent ROC legal counsel, and Diwan, Ernst & Young as its financial advisor to assist in its investigation.

The Special Committee’s investigation focused on (1) the probability of conviction of Mr. Shih-Jye Cheng for charges described in the Indictment, (2) whether the Indictment resulted in any pecuniary or other damage to the Company, (3) whether there were any internal control weaknesses related to the investments in repurchase notes within the Company and (4) whether the Company is required by applicable laws or Nasdaq Stock Market listing requirements to take any action in connection with the Indictment. The Special Committee did not attempt to independently determine whether Mr. Shih-Jye Cheng had engaged in any wrongdoing in connection with the investments in repurchase notes (whether or not such wrongdoing would lead to conviction for charges under the Indictment).

On June 29, 2006, based upon the results of its investigation, in particular, that (1) Mr. Shih-Jye Cheng has declared himself not guilty of the charges described in the Indictment, (2) Baker & McKenzie, after reviewing the Indictment and the Prosecutor’s exhibits have found that the evidence produced by the Prosecutor seems to be inadequate and that there is a low probability of the charges in the Indictment being founded, (3) the financial advisor to the Special Committee have found that the Company suffered no loss (not taking into account exchange rate factors) and that all monies (capital and interest) were remitted back to the Company’s subsidiaries involved, (4) the Company has suffered no identifiable harm to its reputation or its business and (5) Mr. Cheng has not been impaired by the Indictment to perform as our chairman and chief executive officer, the Special Committee recommended that our board maintains Mr. Cheng as the Company’s chairman and chief executive officer with full responsibilities and our board unanimously (with Mr. Shih-Jye Cheng having recused himself) resolved to accept and adopt the Special Committee’s recommendation with regard to Mr. Shih-Jye Cheng.

The board of directors also resolved to continue the role of the Special Committee, during the ongoing criminal investigation of Mr. Shih-Jye Cheng by the relevant authorities in the ROC, to actively monitor any continued developments of the criminal investigation and take or recommend any appropriate action in light of such developments.

Although our board of directors resolved on June 29, 2006 to accept and adopt the Special Committee’s recommendation to maintain Mr. Cheng’s positions as our chairman and chief executive officer, Mr. Cheng may still be convicted of one or more charges in the Indictment or other charges that may be raised in connection with the repurchase note transactions that are the subject of the Indictment. In addition, new evidence that leads to additional criminal charges and/or an adverse judgment against Mr. Cheng may be produced during the ongoing criminal investigation, and the Special Committee may make appropriate recommendations to our board in respect of Mr. Cheng’s positions with us or our subsidiaries accordingly. If Mr. Cheng is convicted or as a result of the recommendations that may be made by the Special Committee in light of any new developments, or otherwise our board of directors decides that it is in the best interests of the Company that Mr. Shih-Jye Cheng no longer serves in all or some of his current capacities with us or our subsidiaries or if Mr. Shih-Jye Cheng resigns as a result of a final adverse judgment rendered against him by the court or otherwise, the public perception of the Company may be seriously harmed and the Company would lose some or all of the services of Mr. Shih-Jye Cheng. Mr. Shih-Jye Cheng is very important to our current on-going business operations and our relationships with the customers and financing sources, and our loss of his services could materially and adversely affect the Company’s business, reputation and prospects and therefore cause our stock price to decline.